HYDRO ONE LIMITED
MANAGEMENT’S DISCUSSION AND ANALYSIS
For the three and six months ended June 30, 2023 and 2022

The following Management’s Discussion and Analysis (MD&A) of the financial condition and results of operations should be read together with the unaudited condensed interim consolidated financial statements and accompanying notes thereto (Consolidated Financial Statements) of Hydro One Limited (Hydro One or the Company) for the three and six months ended June 30, 2023, as well as the Company’s audited consolidated financial statements and MD&A for the year ended December 31, 2022. The Consolidated Financial Statements have been prepared in accordance with United States (US) Generally Accepted Accounting Principles (GAAP). All financial information in this MD&A is presented in Canadian dollars, unless otherwise indicated.
The Company has prepared this MD&A in accordance with National Instrument 51-102 - Continuous Disclosure Obligations of the Canadian Securities Administrators. Under the US/Canada Multijurisdictional Disclosure System, the Company is permitted to prepare this MD&A in accordance with the disclosure requirements of Canadian securities laws and regulations, which can vary from those of the US. This MD&A provides information as at and for the three and six months ended June 30, 2023, based on information available to management as of August 8, 2023.
CONSOLIDATED FINANCIAL HIGHLIGHTS AND STATISTICS

	Three months ended June 30			Six months ended June 30
(millions of dollars, except as otherwise noted)	2023	2022	Change	2023	2022	Change
Revenues	1,857	1,840	0.9%	3,931	3,887	1.1%
Purchased power	798	852	(6.3%)	1,808	1,866	(3.1%)
Revenues, net of purchased power[1]	1,059	988	7.2%	2,123	2,021	5.0%
Operation, maintenance and administration (OM&A) costs	336	286	17.5%	664	574	15.7%
Depreciation, amortization and asset removal costs	247	258	(4.3%)	499	495	0.8%
Financing charges	144	119	21.0%	280	236	18.6%
Income tax expense	65	68	(4.4%)	129	147	(12.2%)
Net income to common shareholders of Hydro One	265	255	3.9%	547	565	(3.2%)

Basic earnings per common share (EPS)	$0.44	$0.43	2.3%	$0.91	$0.94	(3.2%)
Diluted EPS	$0.44	$0.42	4.8%	$0.91	$0.94	(3.2%)

Net cash from operating activities	652	621	5.0%	1,002	1,064	(5.8%)
Funds from operations (FFO)[1]	558	523	6.7%	1,054	1,152	(8.5%)

Capital investments	649	612	6.0%	1,148	1,061	8.2%
Assets placed in-service	413	547	(24.5%)	650	776	(16.2%)

Transmission: Average monthly Ontario 60-minute peak demand (MW)	19,932	20,167	(1.2%)	20,080	20,422	(1.7%)
Distribution: Electricity distributed to Hydro One customers (GWh)	6,811	6,754	0.8%	15,353	15,649	(1.9%)

As at	June 30, 2023	December 31, 2022
Debt to capitalization ratio[2]	56.9%	56.4%
1    The Company prepares and presents its financial statements in accordance with US GAAP. The Company also utilizes non-GAAP financial measures to assess its business and measure overall underlying business performance. Revenues, net of purchased power and FFO are non-GAAP financial measures. Non-GAAP financial measures do not have a standardized meaning under GAAP, which is used to prepare the Company’s Consolidated Financial Statements and might not be comparable to similar financial measures presented by other entities. See section “Non-GAAP Financial Measures” for a discussion of these non-GAAP financial measures and a reconciliation of such measures to the most directly comparable GAAP measure.
2    Debt to capitalization ratio is a non-GAAP ratio. Non-GAAP ratios do not have a standardized meaning under GAAP, which is used to prepare the Company’s Consolidated Financial Statements and might not be comparable to similar financial measures presented by other entities. See section “Non-GAAP Financial Measures” for a discussion of this non-GAAP ratio and its component elements.
OVERVIEW
The Company's transmission business consists of the transmission system operated by subsidiaries of Hydro One Inc. (a wholly-owned subsidiary of the Company), which includes Hydro One Networks Inc. (Hydro One Networks) and Hydro One Sault Ste. Marie LP, as well as an approximately 66% interest in B2M Limited Partnership, and an approximately 55% interest in Niagara Reinforcement Limited Partnership.
Hydro One’s distribution business consists of the distribution system operated by Hydro One Inc.'s subsidiaries, Hydro One Networks and Hydro One Remote Communities Inc. (Hydro One Remotes).
The other segment consists primarily of Hydro One's subsidiary, Acronym Solutions Inc., which provides telecommunications support for the Company’s transmission and distribution businesses, as well as a comprehensive suite of Information Communication Technology solutions. The other segment also consists of other investments, including a joint venture that owns and operates electric vehicle fast charging stations across Ontario under the Ivy Charging Network brand, as well as certain corporate activities, and is not rate-regulated.

1

HYDRO ONE LIMITED
MANAGEMENT’S DISCUSSION AND ANALYSIS (continued)
For the three and six months ended June 30, 2023 and 2022
For the six months ended June 30, 2023 and 2022, Hydro One's segments accounted for the Company's total revenues, as follows:

Six months ended June 30	2023	2022
Transmission	28%	26%
Distribution	71%	73%
Other	1%	1%
When adjusted for the recovery of purchased power costs, Hydro One’s segments accounted for the Company’s total revenues, net of purchased power,1 for the six months ended June 30, 2023 and 2022 as follows:

Six months ended June 30	2023	2022
Transmission	53%	51%
Distribution	46%	48%
Other	1%	1%
At June 30, 2023 and December 31, 2022, Hydro One’s segments accounted for the Company’s total assets as follows:

As at	June 30, 2023	December 31, 2022
Transmission	60%	60%
Distribution	39%	38%
Other	1%	2%
RESULTS OF OPERATIONS
Net Income
Net income attributable to common shareholders of Hydro One for the quarter ended June 30, 2023 of $265 million is an increase of $10 million, or 3.9%, compared to the same period in 2022. Significant influences on the change in net income attributable to common shareholders of Hydro One included:
•higher revenues, net of purchased power,1 resulting from:
•an increase in transmission revenues due to Ontario Energy Board (OEB)-approved 2023 transmission rates, partially offset by lower peak demand; and
•an increase in distribution revenues, net of purchased power,1 including the impact of higher energy consumption.
•higher OM&A costs primarily resulting from higher corporate support costs, and higher work program expenditures, including emergency restoration, information technology initiatives and stations maintenance.
•lower depreciation, amortization and asset removal costs primarily due to lower asset removal costs resulting from fewer storm-related asset replacements.
•higher financing charges attributable to higher weighted-average interest rates on long-term debt and short-term notes.
•lower income tax expense primarily attributable to higher deductible timing differences compared to the prior year.

Net income attributable to common shareholders of Hydro One for the six months ended June 30, 2023 of $547 million is $18 million, or 3.2%, lower compared to the same period in 2022. Year-to-date results were impacted by similar factors as noted above as well as higher depreciation, amortization and asset removal costs primarily resulting from the growth in capital assets as the Company continues to place new assets in-service, consistent with its ongoing capital investment program and higher environmental expenditures in the first quarter of 2023.
EPS
EPS of $0.44 and $0.91 for the three and six months ended June 30, 2023, compares to EPS of $0.43 and $0.94 in the same periods of 2022. The increase in EPS for the three months ended June 30, 2023 and decrease in EPS for the six months ended June 30, 2023 were primarily driven by the changes in earnings, as discussed above.
1 Revenues, net of purchased power, is a non-GAAP financial measure. See section “Non-GAAP Financial Measures”.

2

HYDRO ONE LIMITED
MANAGEMENT’S DISCUSSION AND ANALYSIS (continued)
For the three and six months ended June 30, 2023 and 2022
Revenues

	Three months ended June 30			Six months ended June 30
(millions of dollars, except as otherwise noted)	2023	2022	Change	2023	2022	Change
Transmission	559	516	8.3%	1,114	1,035	7.6%
Distribution	1,285	1,314	(2.2%)	2,794	2,831	(1.3%)
Other	13	10	30.0%	23	21	9.5%
Total revenues	1,857	1,840	0.9%	3,931	3,887	1.1%

Transmission	559	516	8.3%	1,114	1,035	7.6%
Distribution revenues, net of purchased power[1]	487	462	5.4%	986	965	2.2%
Other	13	10	30.0%	23	21	9.5%
Total revenues, net of purchased power[1]	1,059	988	7.2%	2,123	2,021	5.0%

Transmission: Average monthly Ontario 60-minute peak demand (MW)	19,932	20,167	(1.2%)	20,080	20,422	(1.7%)
Distribution: Electricity distributed to Hydro One customers (GWh)	6,811	6,754	0.8%	15,353	15,649	(1.9%)
1 Revenues, net of purchased power, is a non-GAAP financial measure. See section “Non-GAAP Financial Measures”.
Transmission Revenues
Transmission revenues increased by 8.3% compared to the quarter ended June 30, 2022, primarily due to the following:
•higher revenues resulting from OEB-approved 2023 rates; and
•higher revenues related to the OEB-approved recovery of historical cost deferrals recognized as regulatory assets in prior periods, which are offset in OM&A and income tax expense and are therefore net income neutral; partially offset by
•lower average monthly peak demand.

Transmission revenues increased by 7.6% compared to the six months ended June 30, 2022, primarily due to similar factors as noted above.

Distribution revenues
Distribution revenues decreased by 2.2% compared to the quarter ended June 30, 2022, primarily due to the following:
•lower purchased power costs, which are fully recovered from ratepayers and thus net income neutral; partially offset by
•higher revenues related to the OEB-approved recovery of historical cost deferrals recognized as regulatory assets in prior periods which are offset in OM&A and income tax expense and are therefore net income neutral; and
•higher energy consumption.

Distribution revenues decreased by 1.3% compared to the six months ended June 30, 2022, primarily due to similar factors noted above.

Distribution revenues, net of purchased power2 increased by 5.4% and 2.2%, respectively, compared to the three and six months ended June 30, 2022, primarily due to the reasons noted above, adjusted for the recovery of purchased power costs.
2 Revenues, net of purchased power, is a non-GAAP financial measure. See section “Non-GAAP Financial Measures”.

3

HYDRO ONE LIMITED
MANAGEMENT’S DISCUSSION AND ANALYSIS (continued)
For the three and six months ended June 30, 2023 and 2022
OM&A Costs

	Three months ended June 30			Six months ended June 30
(millions of dollars)	2023	2022	Change	2023	2022	Change
Transmission	124	97	27.8%	247	196	26.0%
Distribution	188	173	8.7%	373	344	8.4%
Other	24	16	50.0%	44	34	29.4%
	336	286	17.5%	664	574	15.7%
Transmission OM&A Costs
Transmission OM&A costs were 27.8% higher than the quarter ended June 30, 2022, primarily due to:
•higher work program expenditures including vegetation management, station maintenance work, as well as information technology initiatives;
•higher corporate support costs mainly attributable to lower capitalized overheads associated with the timing and volume of capital activity; and
•higher OM&A associated with the OEB-approved recovery of historical cost deferrals, which are offset in revenue and net income neutral.

Transmission OM&A costs increased by 26.0% compared to the six months ended June 30, 2022, primarily due to similar factors as noted above.
Distribution OM&A Costs
Distribution OM&A costs were 8.7% higher than the quarter ended June 30, 2022, primarily due to:
•higher corporate support costs mainly attributable to lower capitalized overheads associated with the timing and volume of capital activity;
•higher work program expenditures including emergency restoration; and
•higher OM&A associated with the OEB-approved recovery of historical cost deferrals, which are offset in revenue and net income neutral; partially offset by
•lower allowance for doubtful accounts.

Distribution OM&A costs were 8.4% higher than the six months ended June 30, 2022, primarily due to similar factors as noted above.
Depreciation, Amortization and Asset Removal Costs
Depreciation, amortization and asset removal costs decreased by $11 million for the quarter ended June 30, 2023, compared to the same period in 2022, primarily due to lower asset removal costs resulting from fewer storm-related asset replacements, partially offset by higher depreciation and amortization expense attributed to the growth in capital assets as the Company continues to place new assets in-service, consistent with its ongoing capital investment program.

Depreciation, amortization and asset removal costs increased by $4 million for the six months ended June 30, 2023, compared to the same period in 2022, primarily due to similar factors as noted above as well as higher environmental expenditures in the first quarter of 2023.
Financing Charges
Financing charges increased by $25 million and $44 million for the three and six months ended June 30, 2023, respectively, primarily due to higher weighted-average interest rates on long-term debt and short-term notes.

4

HYDRO ONE LIMITED
MANAGEMENT’S DISCUSSION AND ANALYSIS (continued)
For the three and six months ended June 30, 2023 and 2022
Income Tax Expense
Income tax expense was $65 million for the quarter ended June 30, 2023, compared to $68 million for the same period in 2022. The $3 million decrease in income tax expense for the quarter ended June 30, 2023, was primarily due to the following:
•higher deductible timing differences compared to the prior year; partially offset by
•higher tax expense related to the OEB-approved recovery of regulatory accounts, which is offset in revenue and therefore net income neutral; and
•higher earnings compared to the prior year.
Income tax expense was $129 million for the six months ended June 30, 2023, compared to $147 million for the same period in 2022. The $18 million decrease in income tax expense for the six months ended June 30, 2023, compared to the same period in 2022, was primarily due to similar factors as noted above as well as lower earnings on a year-to-date basis compared to the prior year.
The Company realized an effective tax rate of approximately 19.6% and 19.0% for the three and six months ended June 30, 2023, respectively, compared to approximately 20.9% and 20.5% realized in the same periods in 2022. The decrease of 1.3% and 1.5%, respectively, was primarily attributable to the factors noted above.
Common Share Dividends
In 2023, the Company declared and paid cash dividends to common shareholders as follows:

Date Declared	Record Date	Payment Date	Amount per Share	Total Amount (millions of dollars)
February 13, 2023	March 15, 2023	March 31, 2023	$0.2796	167
May 4, 2023	June 7, 2023	June 30, 2023	$0.2964	178
				345
Following the conclusion of the second quarter of 2023, the Company declared a cash dividend to common shareholders as follows:

Date Declared	Record Date	Payment Date	Amount per Share	Total Amount (millions of dollars)
August 8, 2023	September 13, 2023	September 29, 2023	$0.2964	178
QUARTERLY RESULTS OF OPERATIONS

Quarter ended (millions of dollars, except EPS and ratio)	Jun 30, 2023	Mar 31, 2023	Dec 31, 2022	Sep 30, 2022	Jun 30, 2022	Mar 31, 2022	Dec 31, 2021	Sep 30, 2021
Revenues	1,857	2,074	1,862	2,031	1,840	2,047	1,779	1,913
Purchased power	798	1,010	895	963	852	1,014	914	933
Revenues, net of purchased power[1]	1,059	1,064	967	1,068	988	1,033	865	980
Net income to common shareholders	265	282	178	307	255	310	159	300

Basic EPS	$0.44	$0.47	$0.30	$0.51	$0.43	$0.52	$0.27	$0.50
Diluted EPS	$0.44	$0.47	$0.30	$0.51	$0.42	$0.52	$0.26	$0.50

Earnings coverage ratio[2]	3.1	3.2	3.3	3.3	3.3	3.2	3.1	3.1
1    Revenues, net of purchased power is a non-GAAP financial measure. See section “Non-GAAP Financial Measures”.
2    Earnings coverage ratio is a non-GAAP ratio. Non-GAAP ratios do not have a standardized meaning under GAAP, which is used to prepare the Company’s Consolidated Financial Statements and might not be comparable to similar financial measures presented by other entities. See section “Non-GAAP Financial Measures” for a discussion of this non-GAAP ratio and its component elements.
Variations in revenues and net income over the quarters are primarily due to the impact of seasonal weather conditions on customer demand and market pricing, as well as timing of regulatory decisions.
CAPITAL INVESTMENTS
The Company makes capital investments to maintain the safety, reliability and integrity of its transmission and distribution system assets and to provide for the ongoing growth and modernization required to meet the expanding and evolving needs of its customers and the electricity market. This is achieved through a combination of sustaining capital investments, which are required to support the continued operation of Hydro One’s existing assets, and development capital investments, which involve additions to both existing assets and large-scale projects such as new transmission lines and transmission stations.

5

HYDRO ONE LIMITED
MANAGEMENT’S DISCUSSION AND ANALYSIS (continued)
For the three and six months ended June 30, 2023 and 2022
Assets Placed In-Service
The following table presents Hydro One’s assets placed in-service during the three and six months ended June 30, 2023 and 2022:

	Three months ended June 30			Six months ended June 30
(millions of dollars)	2023	2022	Change	2023	2022	Change
Transmission	213	295	(27.8%)	328	415	(21.0%)
Distribution	193	251	(23.1%)	315	356	(11.5%)
Other	7	1	600.0%	7	5	40.0%
Total assets placed in-service	413	547	(24.5%)	650	776	(16.2%)
Transmission Assets Placed In-Service
Transmission assets placed in-service decreased by $82 million, or 27.8%, for the quarter ended June 30, 2023, compared to the same period in 2022, primarily due to the following:
•timing of investments placed in-service for major development projects, primarily the new Lakeshore Transformer Station and East-West Tie Connection in the prior year, partially offset by the new shunt reactors at Lennox Transformer Station placed in-service in the current year; and
•lower investments placed in-service for transmission line refurbishments and replacements; partially offset by
•timing of investments placed in-service for station equipment refurbishments and replacements primarily at the Arnprior Transformer Station; and
•higher volume of work on wood pole replacements.

Transmission assets placed in-service decreased by $87 million, or 21.0%, for the six months ended June 30, 2023, compared to the same period in 2022, primarily due to similar factors noted above.
Distribution Assets Placed In-Service
Distribution assets placed in-service decreased by $58 million, or 23.1%, for the quarter ended June 30, 2023, compared to the quarter ended June 30, 2022, primarily due to the following:
•lower volume of storm-related asset replacements; partially offset by
•higher volume of work associated with customer connections, line refurbishments and wood pole replacements; and
•timing of investments placed in-service for system capability reinforcement projects.

Distribution assets placed in-service decreased by $41 million, or 11.5%, for the six months ended June 30, 2023, compared to the six months ended June 30, 2022, primarily due to similar factors noted above, partially offset by higher assets placed in-service attributable to higher storm-related asset replacements and a higher volume of customer connections in the first quarter.
Capital Investments
The following table presents Hydro One’s capital investments during the three and six months ended June 30, 2023 and 2022:

	Three months ended June 30			Six months ended June 30
(millions of dollars)	2023	2022	Change	2023	2022	Change
Transmission
Sustaining	248	239	3.8%	468	445	5.2%
Development	105	53	98.1%	167	98	70.4%
Other	20	19	5.3%	36	45	(20.0%)
	373	311	19.9%	671	588	14.1%
Distribution
Sustaining	112	184	(39.1%)	193	251	(23.1%)
Development	130	89	46.1%	230	172	33.7%
Other	27	21	28.6%	42	38	10.5%
	269	294	(8.5%)	465	461	0.9%
Other	7	7	—%	12	12	—%
Total capital investments	649	612	6.0%	1,148	1,061	8.2%

6

HYDRO ONE LIMITED
MANAGEMENT’S DISCUSSION AND ANALYSIS (continued)
For the three and six months ended June 30, 2023 and 2022
Transmission Capital Investments
Transmission capital investments increased by $62 million, or 19.9%, in the second quarter of 2023 compared to the second quarter of 2022, primarily due to the following:
•higher investments in the new Chatham to Lakeshore and Waasigan Transmission Line projects; and
•higher volume of station refurbishments and equipment replacements.

Transmission capital investments increased by $83 million, or 14.1%, in the six months ended June 30, 2023, primarily due to similar factors as noted above.
Distribution Capital Investments
Distribution capital investments decreased by $25 million, or 8.5%, in the second quarter of 2023 compared to the second quarter of 2022, primarily due to the following:
•lower spend on storm-related asset replacements; partially offset by
•timing of work on system capability reinforcement projects;
•higher volume of work on customer connections;
•higher volume of externally driven work attributable to joint use assets and line relocations; and
•higher volume of line refurbishments and wood pole replacements.

Distribution capital investments increased by $4 million, or 0.9%, in the six months ended June 30, 2023, primarily due to similar factors noted above as well as higher expenditures attributable to storm-related asset replacements and information technology initiatives in the first quarter of 2023.

7

HYDRO ONE LIMITED
MANAGEMENT’S DISCUSSION AND ANALYSIS (continued)
For the three and six months ended June 30, 2023 and 2022
Major Transmission Capital Investment Projects
The following table summarizes the status of significant transmission projects at June 30, 2023:

Project Name	Location	Type	Anticipated In-Service Date	Estimated Cost	Capital Cost To Date
			(year)	(millions of dollars)
Development Projects:
Barrie Area Transmission Upgrade	Barrie-Innisfil Southern Ontario	Upgraded transmission line and stations	2023	125	76
East-West Tie Station Expansion[1]	Northern Ontario	New transmission connection and station expansion	2024	191	185
Chatham to Lakeshore Transmission Line[2]	Southwestern Ontario	New transmission line and station expansion	2025	268	104
St. Clair Transmission Line[3]	Southwestern Ontario	New transmission line and station expansion	2025	38	12
Islington Transmission Station	Toronto Southern Ontario	New transmission station and connection	2025	109	3
Waasigan Transmission Line[4]	Thunder Bay-Atikokan-Dryden Northwestern Ontario	New transmission line and station expansion	2027	1,200	50
Longwood to Lakeshore Transmission Line[5]	Southwestern Ontario	New transmission line and station expansion	TBD	TBD	TBD
Second Longwood to Lakeshore Transmission Line[5]	Southwestern Ontario	New transmission line and station expansion	TBD	TBD	TBD
Lakeshore to Windsor Transmission Line[5]	Southwestern Ontario	New transmission line and station expansion	TBD	TBD	TBD

Sustainment Projects:
Beck #2 Transmission Station Circuit Breaker Replacement	Niagara area Southwestern Ontario	Station sustainment	2023	135	118
Cherrywood Transmission Station Circuit Breaker Replacement	Pickering Central Ontario	Station sustainment	2023	115	95
Bruce B Switching Station Circuit Breaker Replacement	Tiverton Southwestern Ontario	Station sustainment	2024	185	169
Middleport Transmission Station Circuit Breaker Replacement	Middleport Southwestern Ontario	Station sustainment	2025	184	128
Lennox Transmission Station Circuit Breaker Replacement	Napanee Southeastern Ontario	Station sustainment	2026	152	122
Esplanade x Terauley Underground Cable Replacement	Toronto Southwestern Ontario	Line sustainment	2026	117	26
Bruce A Transmission Station Switchyard Replacement	Tiverton Southwestern Ontario	Station sustainment	2027	555	24
1 The East-West Tie Station Expansion project has been placed in-service in phases, with significant portions of the project placed in-service over the 2021-22 period, and final project in-service expected in 2024.
2 The Chatham to Lakeshore Transmission Line project includes the line and associated facilities and is further discussed in the section “Other Developments - Supporting Critical Infrastructure in Southwestern Ontario”.
3 The estimated cost of the St. Clair Transmission Line relates to the development phase of the project and the anticipated in-service date reflects the anticipated completion date of the development phase only. Completion of the line remains subject to stakeholder consultation and regulatory approvals.
4 The Waasigan Transmission Line Project includes both phase 1 and phase 2, inclusive of necessary stations enhancements to support energization of the new lines. The estimated cost relates to the development and construction phases of the project and the anticipated in-service date reflects the anticipated completion of Phase 2 by the end of 2027. The first phase of the project is expected to be in-serviced as close to the end of 2025 as possible. On May 4, 2022 and November 18, 2022, under Hydro One’s equity partnership model, Hydro One entered into agreements with First Nations communities that provide them the opportunity to acquire a 50% equity stake in the transmission line component of the project. Completion of the project remains subject to stakeholder consultation and regulatory approvals. See section "Other Developments - Supporting Critical Infrastructure in Northwestern Ontario" for further details.
5 The scope and timing of these Southwestern Ontario transmission reinforcements are currently under review.

8

HYDRO ONE LIMITED
MANAGEMENT’S DISCUSSION AND ANALYSIS (continued)
For the three and six months ended June 30, 2023 and 2022
Future Capital Investments
The Company estimates future capital investments based on management’s expectations of the amount of capital expenditures that will be required to provide transmission and distribution services that are efficient, reliable, and provide value for customers, consistent with the OEB’s Renewed Regulatory Framework.
The 2023 to 2027 capital estimates differ from prior disclosures, reflecting the estimated impact of the Waasigan Transmission Line Project that was filed with the OEB on July 31, 2023 through a leave-to-construct application (see section "Other Developments - Supporting Critical Infrastructure in Northwestern Ontario" for further details).
The following tables summarize Hydro One’s annual projected capital investments for 2023 to 2027 by business segment and by category:

By business segment: (millions of dollars)	2023	2024	2025	2026	2027
Transmission[1]	1,636	1,798	1,802	1,692	1,772
Distribution	924	1,027	1,043	1,001	989
Other	23	18	15	11	10
Total capital investments[2]	2,583	2,843	2,860	2,704	2,771

By category: (millions of dollars)	2023	2024	2025	2026	2027
Sustainment	1,534	1,658	1,629	1,548	1,480
Development[1]	764	962	1,025	947	1,124
Other[3]	285	223	206	209	167
Total capital investments[2]	2,583	2,843	2,860	2,704	2,771
1 Figures include investments in certain development projects of Hydro One Networks not included in the investment plan approved by the OEB in the Joint Rate Application (JRAP) decision.
2 On March 29, 2021, the Independent Electricity Service Operator (IESO) requested Hydro One to initiate work to develop and construct a new transmission line between Chatham and Lambton (the St. Clair Line) to support agricultural growth in Southwestern Ontario. On March 31, 2022, the Minister of Energy directed the OEB to amend Hydro One Networks' transmission licence to require it to develop and seek approvals for this and three other priority transmission lines to meet growing demand in Southwestern Ontario (see section “Other Developments”). The future capital investments presented do not include capital expenditures of the three additional lines, as Hydro One is currently evaluating the scope and timing of this work.
3 “Other” capital expenditures include investments in fleet, real estate, IT, and operations technology and related functions.
SUMMARY OF SOURCES AND USES OF CASH
Hydro One’s primary sources of cash flows are funds generated from operations, capital market debt issuances and bank credit facilities that are used to satisfy Hydro One’s capital resource requirements, including the Company’s capital expenditures, servicing and repayment of debt, and dividend payments.

	Three months ended June 30		Six months ended June 30
(millions of dollars)	2023	2022	2023	2022
Net cash from operating activities	652	621	1,002	1,064
Net cash used in financing activities	(17)	(69)	(313)	(545)
Net cash used in investing activities	(654)	(556)	(1,195)	(1,028)
Decrease in cash and cash equivalents	(19)	(4)	(506)	(509)
Net cash from operating activities
Cash from operating activities increased by $31 million for the three months ended June 30, 2023, compared to the same period in 2022. The increase was mostly driven by changes in regulatory account balances.

Cash from operating activities decreased by $62 million for the six months ended June 30, 2023, compared to the same period in 2022. The decrease was impacted by various factors, including the following:
•changes in regulatory account balances; and
•lower pre-tax income; partially offset by
•increase in net working capital deficiency primarily attributable to lower payables for energy purchased from embedded generators and lower cost of power payable to the IESO related to the Global Adjustment Rate.

9

HYDRO ONE LIMITED
MANAGEMENT’S DISCUSSION AND ANALYSIS (continued)
For the three and six months ended June 30, 2023 and 2022
Net cash used in financing activities
Cash used in financing activities decreased by $52 million and $232 million, respectively, for the three and six months ended June 30, 2023, compared to the same periods in 2022. This was impacted by various factors, including the following:
Uses of cash
•the Company repaid $1,425 million and $3,635 million of short-term notes in the three and six month periods ended June 30, 2023, respectively, compared to $1,364 million and $2,470 million repaid in the same periods last year.
•the Company repaid $131 million and $731 million of long-term debt in the three and six month periods ended June 30, 2023, respectively, compared to $1 million and $601 million in the same periods of 2022.
•common share dividends paid in the three and six month periods ended June 30, 2023 were $178 million and $345 million, respectively, compared to dividends of $168 million and $327 million paid in the same periods last year.
Sources of cash
•the Company received proceeds of $1,720 million and $3,360 million from the issuance of short-term notes in the three and six month periods ended June 30, 2023, respectively, compared to $1,470 million and $2,860 million received in the same periods last year.
•the Company issued $nil and $1,050 million of long-term debt in the three and six months ended June 30, 2023, respectively, compared to no long-term debt issued in either period of 2022.
Net cash used in investing activities
Cash used in investing activities increased by $98 million and $167 million for the three and six months ended June 30, 2023, respectively, compared to the same period in 2022 as a result of higher capital investments in the current quarter and year-to-date period. See section “Capital Investments” for comparability of capital investments made by the Company during the three and six months ended June 30, 2023 compared to the prior year.
LIQUIDITY AND FINANCING STRATEGY
Short-term liquidity is provided through FFO,3 Hydro One Inc.’s commercial paper program, and the Company’s consolidated bank credit facilities. Under the commercial paper program, Hydro One Inc. is authorized to issue up to $2,300 million in short-term notes with a term to maturity of up to 365 days.
At June 30, 2023, Hydro One Inc. had $1,101 million in commercial paper borrowings outstanding, compared to $1,374 million outstanding at December 31, 2022. The Company also has revolving bank credit facilities (Operating Credit Facilities) with a total available balance of $2,550 million at June 30, 2023. In January 2022, Hydro One successfully amended its Operating Credit Facilities to incorporate environmental, social and governance targets. The facilities now include a pricing adjustment which can increase or decrease Hydro One’s cost of funding based on its performance on certain Sustainability Performance Measures, which are related to Hydro One's sustainability goals. On June 1, 2023, the maturity date for the Operating Credit Facilities was extended from 2027 to 2028. No amounts were drawn on the Operating Credit Facilities at June 30, 2023 or December 31, 2022. The Company may use the Operating Credit Facilities for working capital and general corporate purposes. The short-term liquidity under the commercial paper program, the Operating Credit Facilities, available cash on hand and anticipated levels of FFO3 are expected to be sufficient to fund the Company’s operating requirements.
At June 30, 2023, the Company had long-term debt outstanding in the principal amount of $14,120 million, which included $425 million of long-term debt issued by Hydro One and $13,695 million of long-term debt issued by Hydro One Inc. The long-term debt issued by Hydro One was issued under its short form base shelf prospectus (Universal Base Shelf Prospectus), as further described below. The majority of long-term debt issued by Hydro One Inc. has been issued under its Medium-Term Note (MTN) Program, as further described below. On January 12, 2023, Hydro One published a Sustainable Financing Framework, which allows the Company and its subsidiaries to issue sustainable financing instruments and allocate the net proceeds to investments in eligible green and social project categories. The Company's total long-term debt consists of notes and debentures that mature between 2024 and 2064, and at June 30, 2023, had a weighted-average term to maturity of approximately 14.2 years (December 31, 2022 - 14.0 years) and a weighted-average coupon rate of 4.0% (December 31, 2022 - 3.9%).
In June 2022, Hydro One Inc. filed a short form base shelf prospectus in connection with its MTN Program, which has a maximum authorized principal amount of notes issuable of $4,000 million, and expires in July 2024. At June 30, 2023, $2,200 million remained available for issuance under the MTN Program prospectus.
On August 15, 2022, Hydro One filed the Universal Base Shelf Prospectus with securities regulatory authorities in Canada. The Universal Base Shelf Prospectus allows Hydro One to offer, from time to time in one or more public offerings, up to $2,000 million of debt, equity or other securities, or any combination thereof, during the 25-month period ending on September 16, 2024. At June 30, 2023, no securities have been issued under the Universal Base Shelf Prospectus.
3 FFO is a non-GAAP financial measure. See section “Non-GAAP Financial Measures”.

10

HYDRO ONE LIMITED
MANAGEMENT’S DISCUSSION AND ANALYSIS (continued)
For the three and six months ended June 30, 2023 and 2022
On November 22, 2022, Hydro One Holdings Limited (HOHL) filed a short form base shelf prospectus (US Debt Shelf Prospectus) with securities regulatory authorities in Canada and the US to replace a previous prospectus that would otherwise have expired in January 2023. The US Debt Shelf Prospectus allows HOHL to offer, from time to time in one or more public offerings, up to US$3,000 million of debt securities, unconditionally guaranteed by Hydro One, expiring in December 2024. At June 30, 2023, no securities have been issued under the US Debt Shelf Prospectus.
Compliance
At June 30, 2023, the Company was in compliance with all financial covenants and limitations associated with the outstanding borrowings and credit facilities.
OTHER OBLIGATIONS
Off-Balance Sheet Arrangements
There are no off-balance sheet arrangements that have, or are reasonably likely to have, a material current or future effect on the Company’s financial condition, changes in financial condition, revenues or expenses, results of operations, liquidity, capital expenditures or capital resources.
Summary of Contractual Obligations and Other Commercial Commitments
The following table presents a summary of Hydro One’s debt and other major contractual obligations and commercial commitments:

As at June 30, 2023 (millions of dollars)	Total	Less than 1 year	1-3 years	3-5 years	More than 5 years
Contractual obligations (due by year)
Long-term debt - principal repayments	14,120	700	1,250	1,175	10,995
Long-term debt - interest payments	8,524	565	1,078	1,029	5,852
Short-term notes payable	1,101	1,101	—	—	—
Pension contributions	522	45	162	152	163
Environmental and asset retirement obligations	101	21	22	4	54
Outsourcing and other agreements	209	95	91	10	13
Lease obligations	54	12	22	17	3
Long-term software/meter agreement	24	4	15	2	3
Total contractual obligations	24,655	2,543	2,640	2,389	17,083

Other commercial commitments (by year of expiry)
Operating Credit Facilities	2,550	—	—	2,550	—
Letters of credit[1]	172	171	1	—	—
Guarantees[2]	517	517	—	—	—
Total other commercial commitments	3,239	688	1	2,550	—
1 Letters of credit consist of $163 million letters of credit related to retirement compensation arrangements, a $4 million letter of credit provided to the IESO for prudential support, $4 million in letters of credit to satisfy debt service reserve requirements, and $1 million in letters of credit for various operating purposes.
2 Guarantees consist of $475 million prudential support provided to the IESO by Hydro One Inc. on behalf of its subsidiaries, as well as guarantees provided by Hydro One to the Minister of Natural Resources (Canada) and ONroute of $7 million and $30 million, respectively, relating to OCN LP (OCN Guarantee) and $5 million relating to Aux Energy Inc., the Company's indirect subsidiary. Ontario Power Generation Inc. (OPG) has provided a $2.5 million guarantee to Hydro One related to the OCN Guarantee.
SHARE CAPITAL
The common shares of Hydro One are publicly traded on the Toronto Stock Exchange (TSX) under the trading symbol "H". Hydro One is authorized to issue an unlimited number of common shares. The amount and timing of any dividends payable by Hydro One is at the discretion of the Hydro One's Board of Directors (Board) and is established on the basis of Hydro One’s results of OM&A of its deemed regulatory capital structure, financial condition, cash requirements, the satisfaction of solvency tests imposed by corporate laws for the declaration and payment of dividends and other factors that the Board may consider relevant. As at August 8, 2023, Hydro One had 599,076,654 issued and outstanding common shares.
The Company is authorized to issue an unlimited number of preferred shares, issuable in series. At August 8, 2023, the Company had no preferred shares issued and outstanding.
The number of additional common shares of Hydro One that would be issued if all outstanding awards under the share grant plans and the Long-term Incentive Plan (LTIP) were vested and exercised at August 8, 2023 was 1,969,733.

11

HYDRO ONE LIMITED
MANAGEMENT’S DISCUSSION AND ANALYSIS (continued)
For the three and six months ended June 30, 2023 and 2022
REGULATION
Hydro One Networks
On November 29, 2022 the OEB issued a Decision and Order approving Hydro One Networks' JRAP for distribution rates and transmission revenue requirement for the period 2023-2027. The following table lists the rate base and revenue requirements arising from the approved rate application:

	Hydro One Networks - Transmission		Hydro One Networks - Distribution
Year	Rate Base	Revenue Requirement	Rate Base	Revenue Requirement
2023	$14,534 million	$1,952 million	$9,460 million	$1,727 million
2024	$15,342 million	$2,073 million	$9,979 million	$1,813 million
2025	$16,271 million	$2,168 million	$10,573 million	$1,886 million
2026	$17,148 million	$2,277 million	$11,153 million	$1,985 million
2027	$17,940 million	$2,362 million	$11,656 million	$2,071 million

Following the OEB approval of the JRAP Settlement and the completion of the recovery of deferred tax asset (DTA) amounts previously shared with ratepayers in 2023, Hydro One's effective tax rate over the next five years is expected to be between 13% and 16%.
Deferred Tax Asset
On April 8, 2021, the OEB rendered its decision regarding the recovery of the DTA amounts allocated to ratepayers for the 2017 to 2022 period (DTA Implementation Decision). In its DTA Implementation Decision, the OEB approved recovery of the DTA amounts allocated to ratepayers and included in customer rates for the 2017 to 2021 period, plus carrying charges, over a two-year recovery period from July 1, 2021 to June 30, 2023.

The recovery of the previously shared DTA amounts plus carrying charges resulted in a $67 million increase in FFO4 for the six months ended June 30, 2023 (2022 - $68 million). In addition, the DTA Implementation Decision required that Hydro One adjust the transmission revenue requirement and the base distribution rates beginning January 1, 2022 to eliminate any further tax savings flowing to customers. This is expected to result in additional FFO4 of approximately $46 million for 2023, but is anticipated to decline annually thereafter.
Hydro One Remotes
On August 31, 2022, Hydro One Remotes filed its distribution rate application for 2023-2027. On March 2, 2023, the OEB approved Hydro One Remote Communities' 2023 revenue requirement of $128 million with a price cap escalator index for 2023-2027, and a 3.72% rate increase effective May 1, 2023.
OTHER DEVELOPMENTS
Collective Agreements
On June 23, 2023 Hydro One Inc. reached a tentative renewal agreement for the collective agreement with the Power Workers’ Union (PWU) for Customer Service Operations which had expired on September 30, 2022. On the same date, Hydro One also reached a tentative renewal agreement with the PWU for the main collective agreement that had expired on March 31, 2023. Both agreements are subject to ratification by the PWU membership and results of the ratification votes are expected by the end of August. If ratified, both agreements are expected to expire on September 30, 2025.
The collective agreement with the Society of United Professionals expired on March 31, 2023. Negotiations to renew this agreement commenced on January 16, 2023 and are ongoing.
Supporting Critical Transmission Infrastructure in Southwestern Ontario
On May 9, 2022, Hydro One Networks filed a leave-to-construct application seeking OEB approval for the Chatham to Lakeshore Transmission Line project in Southwestern Ontario. On November 24, 2022, the OEB issued its Decision and Order granting leave to construct as requested in the application, with standard conditions of approval. On December 28, 2022, the Haudenosaunee Development Institute (HDI) filed an appeal to the Divisional Court, under s.22 of the Ontario Energy Board Act, 1998 (OEBA), of this decision. The appeal, among other items, asked to set aside the OEB's decision granting Hydro One approval to construct the Chatham to Lakeshore Transmission Line project and to deny the application. The HDI filed their appeal materials on March 1, 2023. The OEB and Hydro One filed their responding materials on May 1, 2023.
4 FFO is a non-GAAP financial measure. See section “Non-GAAP Financial Measures”.

12

HYDRO ONE LIMITED
MANAGEMENT’S DISCUSSION AND ANALYSIS (continued)
For the three and six months ended June 30, 2023 and 2022
On June 8, 2023, all parties mutually agreed to a dismissal of the appeal without costs, and the appeal was dismissed by the Divisional Court on June 12, 2023. On June 15, 2023, Hydro One commenced construction of the Chatham to Lakeshore Transmission Line project, which is expected to be in-service by the end of 2025.
Supporting Critical Transmission Infrastructure in Northwestern Ontario
In 2013, the Province issued an Order in Council with a directive from the Minister of Energy to the OEB, requiring Hydro One Networks to develop and seek approvals for the Northwest Bulk Transmission Line (now the Waasigan Transmission Line). In response to the 2013 directive, the OEB amended Hydro One Networks’ transmission license in 2014 to develop and seek approval for the project. Hydro One is currently undertaking an environmental assessment which includes both phases of the project (see section “Major Transmission Capital Investment Projects”). Hydro One has agreements with nine First Nation communities providing them the opportunity to acquire 50% ownership in the transmission line component of the project.
On April 25, 2023, the Company received a letter from the IESO confirming the need for reliable electricity in Northwestern Ontario. In this letter, the IESO recommends that Phase 2 of the Waasigan Transmission Line project, a single-circuit 230 kilovolt transmission line between Mackenzie Transformer Station in the Town of Atikokan and Dryden Transformer Station in the City of Dryden, should be in-serviced as soon as practically possible following Phase 1 of the project. This follows an IESO letter received in May 2022 in which it recommended construction of Phase 1 to proceed with an in-service date as close to the end of 2025 as possible.
On July 31, 2023, Hydro One Networks filed a leave-to-construct application seeking OEB approval for the Waasigan Transmission Line project. See section "Major Transmission Capital Investment Projects".
Supporting Critical Transmission Infrastructure in Northeastern and Eastern Ontario
On July 10, 2023, the Ministry of Energy (Ministry) announced a proposal to take certain actions to facilitate the timely development of three transmission projects across the Northeast and Eastern Ontario. The Ministry is proposing to bring forward an Order in Council that would, if approved, declare the following three transmission projects, recommended to be in-service by 2029, to be priority projects under s. 96.1 (1) of the OEBA:
•The Mississagi to Third Line Line – a 230-kilovolt transmission line that is expected to run approximately 75 kilometers from Mississagi Transformer Station (west of Sudbury) to Third Line Transformer Station (Sault Ste Marie);
•The Hanmer to Mississagi Line – a 500-kilovolt transmission line that is expected to run approximately 205 kilometers from Hanmer Transformer Station (Greater Sudbury) to Mississagi Transformer Station (west of Sudbury); and
•The Greater Toronto Area East Line – a 230-kilovolt transmission line that is expected to run approximately 50 kilometers from either Cherrywood Transformer Station (Pickering) or Clarington Transformer Station (Oshawa) into Dobbin Transformer Station (Peterborough).
The Ministry is also proposing to bring forward an Order in Council (to be recommended by the Minister of Energy) and companion Directive, to be made pursuant to s. 28.6.1 of the OEBA, that would, if approved, direct the OEB to amend Hydro One Networks’ transmitter licence to require it to undertake development work and seek all necessary approvals to construct the transmission projects listed above. The 60-day consultation closes on September 8, 2023.
Sustainability Report
The Hydro One 2022 Sustainability Report entitled “Enabling Ontario's Clean Energy Future” is available on the Company’s website at www.hydroone.com/sustainability.
The 2022 Sustainability Report discloses the Company’s environmental, social and governance performance and provides a better understanding of how Hydro One manages the opportunities and challenges associated with its business. The report also includes disclosure relating to the Company’s current efforts in its priority areas of People, Planet and Community.

13

HYDRO ONE LIMITED
MANAGEMENT’S DISCUSSION AND ANALYSIS (continued)
For the three and six months ended June 30, 2023 and 2022
HYDRO ONE BOARD OF DIRECTORS AND EXECUTIVE OFFICERS
Board of Directors
On June 2, 2023, Mitch Panciuk, Helga Reidel and Brian Vaasjo were appointed by the Board of Hydro One. Their appointments replaced William (Bill) Sheffield, Blair Cowper-Smith and Russel Robertson who did not stand for re-election.
Executive Officers
On January 10, 2023, the Board of Hydro One announced the appointment of David Lebeter as President and Chief Executive Officer effective February 1, 2023. On February 1, 2023, Bill Sheffield stepped down from his role as Interim President and Chief Executive Officer, however, continued in his role as a director of Hydro One until the Annual General Meeting on June 2, 2023 where he did not stand for re-election.
On April 13, 2023, Hydro One announced the appointment of Teri French as Executive Vice President (EVP), Operations and Customer Experience and Andrew Spencer as EVP, Capital Portfolio Delivery. On the same day, the Company announced expanded mandates for Megan Telford as EVP, Strategy, Energy Transition, Human Resources and Safety and Chris Lopez as EVP, Chief Financial and Regulatory Officer.
On April 13, 2023, Paul Harricks announced his intention to retire and stepped down from his role as EVP, Chief Legal Officer. On the same day, Cassidy McFarlane was named General Counsel of Hydro One. Paul Harricks is remaining with Hydro One as a Senior Advisor to the Chief Executive Officer until the end of the year.
Effective June 30, 2023, Brad Bowness resigned as Chief Information Officer of Hydro One.
NON-GAAP FINANCIAL MEASURES
Hydro One uses a number of financial measures to assess its performance. The Company presents FFO or “funds from operations” to reflect a measure of the Company’s cash flow; and revenues, net of purchased power to reflect revenues net of the cost of purchased power. FFO and revenues, net of purchased power are non-GAAP financial measures which do not have a standardized meaning prescribed by GAAP and might not be comparable to similar measures presented by other entities. They should not be considered in isolation nor as a substitute for analysis of the Company’s financial information reported under GAAP.
Hydro One also uses financial ratios that are non-GAAP ratios such as debt to capitalization ratio and earnings coverage ratio. Non-GAAP ratios do not have a standardized meaning prescribed by GAAP and might not be comparable to similar measures presented by other entities. They should not be considered in isolation nor as a substitute for analysis of the Company’s financial information reported under US GAAP.
FFO
FFO is defined as net cash from operating activities, adjusted for (i) changes in non-cash balances related to operations, (ii) dividends paid on preferred shares, and (iii) distributions to noncontrolling interest. Management believes that FFO is helpful as a supplemental measure of the Company’s operating cash flows as it excludes timing-related fluctuations in non-cash operating working capital and cash flows not attributable to common shareholders. As such, management believes that FFO provides a consistent measure of the cash generating performance of the Company’s assets.
The following table provides a reconciliation of GAAP (reported) results to non-GAAP (adjusted) results on a consolidated basis.

	Three months ended June 30		Six months ended June 30
(millions of dollars)	2023	2022	2023	2022
Net cash from operating activities	652	621	1,002	1,064
Changes in non-cash balances related to operations	(92)	(96)	58	94
Distributions to noncontrolling interest	(2)	(2)	(6)	(6)
FFO	558	523	1,054	1,152

14

HYDRO ONE LIMITED
MANAGEMENT’S DISCUSSION AND ANALYSIS (continued)
For the three and six months ended June 30, 2023 and 2022
Revenues, Net of Purchased Power
Revenues, net of purchased power is defined as revenues less the cost of purchased power; distribution revenues, net of purchased power is defined as distribution revenues less the cost of purchased power. These measures are used internally by management to assess the impacts of revenue on net income and are considered useful because they exclude the cost of power that is fully recovered through revenues and therefore net income neutral.
The following tables provide a reconciliation of GAAP (reported) revenues to non-GAAP (adjusted) revenues, net of purchased power on a consolidated basis.

Quarter ended (millions of dollars)	Jun 30, 2023	Mar 31, 2023	Dec 31, 2022	Sep 30, 2022	Jun 30, 2022	Mar 31, 2022	Dec 31, 2021	Sep 30, 2021
Revenues	1,857	2,074	1,862	2,031	1,840	2,047	1,779	1,913
Less: Purchased power	798	1,010	895	963	852	1,014	914	933
Revenues, net of purchased power	1,059	1,064	967	1,068	988	1,033	865	980

Quarter ended (millions of dollars)	Jun 30, 2023	Mar 31, 2023	Dec 31, 2022	Sep 30, 2022	Jun 30, 2022	Mar 31, 2022	Dec 31, 2021	Sep 30, 2021
Distribution revenues	1,285	1,509	1,371	1,458	1,314	1,517	1,347	1,395
Less: Purchased power	798	1,010	895	963	852	1,014	914	933
Distribution revenues, net of purchased power	487	499	476	495	462	503	433	462
Debt to Capitalization Ratio
The Company believes that the debt to capitalization ratio is an important non-GAAP ratio in the management of its debt levels. This non-GAAP ratio does not have a standardized meaning under US GAAP and may not be comparable to similar measures presented by other entities. Debt to capitalization ratio has been calculated as total debt (including total long-term debt and short-term borrowings, net of cash and cash equivalents) divided by total debt plus total shareholders’ equity, but excluding any amounts related to noncontrolling interest. Management believes that the debt to capitalization ratio is helpful as a measure of the proportion of debt in the Company's capital structure.

As at (millions of dollars)	June 30, 2023	December 31, 2022
Short-term notes payable	1,101	1,374
Less: cash and cash equivalents	(24)	(530)
Long-term debt (current portion)	700	733
Long-term debt (long-term portion)	13,377	13,030
Total debt (A)	15,154	14,607

Shareholders' equity (excluding noncontrolling interest)	11,497	11,306
Total debt plus shareholders' equity (B)	26,651	25,913

Debt-to-capitalization ratio (A/B)	56.9%	56.4%

15

HYDRO ONE LIMITED
MANAGEMENT’S DISCUSSION AND ANALYSIS (continued)
For the three and six months ended June 30, 2023 and 2022
Earnings Coverage Ratio
Earnings coverage ratio is defined as earnings before income taxes and financing charges attributable to shareholders, divided by the sum of financing charges and capitalized interest, and is calculated on a rolling twelve-month basis. The Company believes that the earnings coverage ratio is an important non-GAAP measure in the management of its liquidity. This non-GAAP ratio does not have a standardized meaning under US GAAP and may not be comparable to similar measures presented by other entities.

Quarter ended (millions of dollars)	Jun 30, 2023	Mar 31, 2023	Dec 31, 2022	Sep 30, 2022	Jun 30, 2022	Mar 31, 2022	Dec 31, 2021	Sep 30, 2021
Net income to common shareholders	265	282	178	307	255	310	159	300
Income tax expense	65	64	41	100	68	79	55	71
Financing charges	144	136	128	122	119	117	123	118
Earnings before income taxes and financing charges attributable to common shareholders	209	482	347	529	442	506	337	489

Twelve months ended (millions of dollars)	Jun 30, 2023	Mar 31, 2023	Dec 31, 2022	Sep 30, 2022	Jun 30, 2022	Mar 31, 2022	Dec 31, 2021	Sep 30, 2021
Earnings before income taxes and financing charges attributable to common shareholders (A)	1,832	1,800	1,824	1,814	1,774	1,700	1,604	1,574

Quarter ended (millions of dollars)	Jun 30, 2023	Mar 31, 2023	Dec 31, 2022	Sep 30, 2022	Jun 30, 2022	Mar 31, 2022	Dec 31, 2021	Sep 30, 2021
Financing charges	144	136	128	122	119	117	123	118
Capitalized interest	18	15	16	16	16	15	16	15
Financing charges and capitalized interest	162	151	144	138	135	132	139	133

Twelve months ended (millions of dollars)	Jun 30, 2023	Mar 31, 2023	Dec 31, 2022	Sep 30, 2022	Jun 30, 2022	Mar 31, 2022	Dec 31, 2021	Sep 30, 2021
Financing charges and capitalized interest (B)	595	568	549	544	539	524	521	514

Earnings coverage ratio = A/B	3.1	3.2	3.3	3.3	3.3	3.2	3.1	3.1
RELATED PARTY TRANSACTIONS
The Province is a shareholder of Hydro One with approximately 47.1% ownership at June 30, 2023. The IESO, OPG, Ontario Electricity Financial Corporation (OEFC), and the OEB are related parties to Hydro One because they are controlled or significantly influenced by the Ministry. OCN LP is a joint-venture limited partnership between a subsidiary of Hydro One and OPG. The following is a summary of the Company’s related party transactions during the three and six months ended June 30, 2023 and 2022:

(millions of dollars)		Three months ended June 30		Six months ended June 30
Related Party	Transaction	2023	2022	2023	2022
Province	Dividends paid	84	79	163	154
IESO	Power purchased	358	408	1,145	1,186
	Revenues for transmission services	554	512	1,105	1,028
	Amounts related to electricity rebates	199	243	429	544
	Distribution revenues related to rural rate protection	63	60	124	121
	Distribution revenues related to supply of electricity to remote northern communities	12	9	23	18
	Distribution revenues related to Wataynikaneyap Power LP	13	—	27	—
	Funding received related to CDM programs	—	—	1	—
OPG[1]	Power purchased	3	5	7	11
	Revenues related to provision of services and supply of electricity	2	2	4	4
	Capital contribution received from OPG	—	—	3	2
	Costs related to the purchase of services	1	1	1	1
OEFC	Power purchased from power contracts administered by the OEFC	1	—	1	1
OEB	OEB fees	3	3	6	5
OCN LP2	Investment in OCN LP	—	1	—	1
1 OPG has provided a $2.5 million guarantee to Hydro One related to the OCN Guarantee. See section “Other Obligations - Summary of Contractual Obligations and Other Commercial Commitments” for details related to the OCN Guarantee.
2 OCN LP owns and operates electric vehicle fast charging stations across Ontario, under the Ivy Charging Network brand.

16

HYDRO ONE LIMITED
MANAGEMENT’S DISCUSSION AND ANALYSIS (continued)
For the three and six months ended June 30, 2023 and 2022
RISK MANAGEMENT AND RISK FACTORS
Hydro One is subject to numerous risks and uncertainties. Critical to Hydro One’s success is the identification, management, and to the extent possible, mitigation of these risks. Hydro One’s Enterprise Risk Management program assists decision-makers throughout the organization with the management of key business risks, including new and emerging risks and opportunities.
A discussion of the material risks relating to Hydro One and its business that the Company believes would be the most likely to influence an investor’s decision to purchase Hydro One’s securities can be found under the heading “Risk Management and Risk Factors” in the 2022 MD&A.
DISCLOSURE CONTROLS AND PROCEDURES AND INTERNAL CONTROL OVER FINANCIAL REPORTING
Management is responsible for establishing and maintaining adequate disclosure controls and procedures and internal control over financial reporting as defined in National Instrument 52-109 Certification of Disclosure in Issuers’ Annual and Interim Filings. Internal control, no matter how well designed and operated, can provide only reasonable assurance of achieving the desired control objectives and due to its inherent limitations, may not prevent or detect all misrepresentations.
There were no changes in the Company’s internal control over financial reporting during the three months ended June 30, 2023 that materially affected, or are reasonably likely to materially affect, the Company’s disclosure controls and procedures and internal control over financial reporting.
NEW ACCOUNTING PRONOUNCEMENTS
The following tables present Accounting Standards Updates (ASUs) issued by the Financial Accounting Standards Board (FASB) that are applicable to Hydro One:
Recently Adopted Accounting Guidance

Guidance	Date issued	Description	Effective date	Impact on Hydro One
ASU 2021-08	October 2021	The amendments address how to determine whether a contractual obligation represents a liability to be recognized by the acquirer in a business combination.	January 1, 2023	No impact upon adoption
ASU 2022-02	March 2022	The amendments eliminate the troubled debt restructuring (TDR) accounting model for entities that have adopted Topic 326 Financial Instrument – Credit Losses and modifies the guidance on vintage disclosure requirements to require disclosure of current-period gross write-offs by year of origination.	January 1, 2023	No impact upon adoption

17

HYDRO ONE LIMITED
MANAGEMENT’S DISCUSSION AND ANALYSIS (continued)
For the three and six months ended June 30, 2023 and 2022
HYDRO ONE HOLDINGS LIMITED - CONSOLIDATING SUMMARY FINANCIAL INFORMATION
Hydro One Limited fully and unconditionally guarantees the payment obligations of its wholly-owned subsidiary, HOHL, issuable under the short form base shelf prospectus dated November 22, 2022. Accordingly, the following consolidating summary financial information is provided in compliance with the requirements of section 13.4 of National Instrument 51-102 - Continuous Disclosure Obligations providing for an exemption for certain credit support issuers. The tables below contain consolidating summary financial information at June 30, 2023 and December 31, 2022 and for the three and six months ended June 30, 2023 and June 30, 2022 for: (i) Hydro One Limited; (ii) HOHL; (iii) the subsidiaries of Hydro One Limited, other than HOHL, on a combined basis, (iv) consolidating adjustments, and (v) Hydro One Limited and all of its subsidiaries on a consolidated basis, in each case for the periods indicated. Such summary financial information is intended to provide investors with meaningful and comparable financial information about Hydro One Limited and its subsidiaries. This summary financial information should be read in conjunction with Hydro One Limited's most recently issued annual and interim financial statements. This summary financial information has been prepared in accordance with US GAAP, as issued by the FASB.

Three months ended June 30 (millions of dollars)	Hydro One Limited		HOHL		Subsidiaries of Hydro One Limited, other than HOHL		Consolidating Adjustments		Total Consolidated Amounts of Hydro One Limited
	2023	2022	2023	2022	2023	2022	2023	2022	2023	2022
Revenue	$178	$168	$—	$—	$2,084	$2,035	$(405)	$(363)	$1,857	$1,840
Net Income (Loss) Attributable to Common Shareholders	$176	$167	$—	$—	$441	$434	$(352)	$(346)	$265	$255

Six months ended June 30 (millions of dollars)	Hydro One Limited		HOHL		Subsidiaries of Hydro One Limited, other than HOHL		Consolidating Adjustments		Total Consolidated Amounts of Hydro One Limited
	2023	2022	2023	2022	2023	2022	2023	2022	2023	2022
Revenue	$345	$327	$—	$—	$4,364	$4,273	$(778)	$(713)	$3,931	$3,887
Net Income (Loss) Attributable to Common Shareholders	$343	$326	$—	$—	$907	$920	$(703)	$(681)	$547	$565

As at June 30, 2023 and December 31, 2022 (millions of dollars)	Hydro One Limited		HOHL		Subsidiaries of Hydro One Limited, other than HOHL		Consolidating Adjustments		Total Consolidated Amounts of Hydro One Limited
	Jun. 2023	Dec. 2022	Jun. 2023	Dec. 2022	Jun. 2023	Dec. 2022	Jun. 2023	Dec. 2022	Jun. 2023	Dec. 2022
Current Assets	$113	$117	$—	$—	$2,746	$3,067	$(1,588)	$(1,324)	$1,271	$1,860
Non-Current Assets	$3,478	$3,469	$—	$—	$47,337	$45,973	$(20,212)	$(19,845)	$30,603	$29,597
Current Liabilities	$514	$509	$—	$—	$4,312	$4,455	$(1,593)	$(1,312)	$3,233	$3,652
Non-Current Liabilities	$425	$425	$—	$—	$29,796	$28,801	$(13,161)	$(12,813)	$17,060	$16,413

18

HYDRO ONE LIMITED
MANAGEMENT’S DISCUSSION AND ANALYSIS (continued)
For the three and six months ended June 30, 2023 and 2022
FORWARD-LOOKING STATEMENTS AND INFORMATION
The Company’s oral and written public communications, including this document, often contain forward-looking statements that are based on current expectations, estimates, forecasts and projections about the Company’s business, the industry, regulatory and economic environments in which it operates, and includes beliefs and assumptions made by the management of the Company. Such statements include, but are not limited to, statements regarding: the Company’s transmission and distribution rate applications including the JRAP and its proposed investment plan, resulting and related decisions including the DTA Implementation Decision, as well as resulting rates, recovery and expected impacts and timing; expected timing of the Company's update to its transmission and distribution rate base and revenue requirements; expectations about the Company’s liquidity and capital resources and operational requirements; sustainability goals; the Operating Credit Facilities; expectations regarding the Company’s financing activities; the Company’s maturing debt; the Company’s ongoing and planned projects, initiatives and expected capital investments, including expected results, costs and in-service and completion dates; contractual obligations and other commercial commitments; the number of Hydro One common shares issuable in connection with outstanding awards under the share grant plans; collective bargaining and expectations regarding the ratification of collective agreements with the PWU and the ability to negotiate renewal collective agreements; expectations regarding the Ministry of Energy’s consultation; expectations regarding the Waasigan Transmission Line project; future pension contributions; dividends; non-GAAP financial measures; internal controls over financial reporting and disclosure; the MTN Program; the Universal Base Shelf Prospectus; and the US Debt Shelf Prospectus. Words such as “expect”, “anticipate”, “intend”, “attempt”, “may”, “plan”, “will”, “would”, “believe”, “seek”, “estimate”, “goal”, “aim”, “target”, and variations of such words and similar expressions are intended to identify such forward-looking statements. These statements are not guarantees of future performance and involve assumptions and risks and uncertainties that are difficult to predict. Therefore, actual outcomes and results may differ materially from what is expressed, implied or forecasted in such forward-looking statements. Hydro One does not intend, and it disclaims any obligation, to update any forward-looking statements, except as required by law.
These forward-looking statements are based on a variety of factors and assumptions including, but not limited to, the following: the scope of the COVID-19 pandemic and duration thereof as well as the effect and severity of corporate and other mitigation measures on the Company’s operations, supply chain or employees; no unforeseen changes in the legislative and operating framework for Ontario’s electricity market or for Hydro One specifically; favourable decisions from the OEB and other regulatory bodies concerning outstanding and future rate and other applications; no unexpected delays in obtaining required regulatory approvals; no unforeseen changes in rate orders or rate setting methodologies for the Company’s distribution and transmission businesses; no unfavourable changes in environmental regulation; continued use of US GAAP; a stable regulatory environment; no significant changes to the Company's current credit ratings; no unforeseen impacts of new accounting pronouncements; no changes to expectations regarding electricity consumption; no unforeseen changes to economic and market conditions; recoverability of costs and expenses related to the COVID-19 pandemic, including the costs of customer defaults resulting from the pandemic; completion of operating and capital projects that have been deferred; and no significant event occurring outside the ordinary course of business. These assumptions are based on information currently available to the Company, including information obtained from third-party sources. Actual results may differ materially from those predicted by such forward-looking statements. While Hydro One does not know what impact any of these differences may have, the Company’s business, results of operations, financial condition and credit stability may be materially adversely affected if any such differences occur. Factors that could cause actual results or outcomes to differ materially from the results expressed or implied by forward-looking statements include, among other things:
•regulatory risks and risks relating to Hydro One’s revenues, including risks relating to actual performance against forecasts, competition with other transmitters and other applications to the OEB, the rate-setting models for transmission and distribution, the recoverability of capital expenditures, obtaining rate orders or recoverability of total compensation costs;
•risks associated with the Province’s share ownership of Hydro One and other relationships with the Province, including potential conflicts of interest that may arise between Hydro One, the Province and related parties, risks associated with the Province’s exercise of further legislative and regulatory powers, risks relating to the ability of the Company to attract and retain qualified executive talent or the risk of a credit rating downgrade for the Company and its impact on the Company’s funding and liquidity;
•risks relating to the location of the Company’s assets on Reserve lands, that the company’s operations and activities may give rise to the Crown’s duty to consult and potentially accommodate Indigenous communities, and the risk that Hydro One may incur significant costs associated with transferring assets located on Reserves;
•the risk that the Company may be unable to comply with regulatory and legislative requirements or that the Company may incur additional costs for compliance that are not recoverable through rates;
•the risk of exposure of the Company’s facilities to the effects of severe weather conditions, natural disasters, man-made events or other unexpected occurrences for which the Company is uninsured or for which the Company could be subject to claims for damage;
•the risk of non-compliance with environmental regulations and inability to recover environmental expenditures in rate applications and the risk that assumptions that form the basis of the Company’s recorded environmental liabilities and related regulatory assets may change;

19

HYDRO ONE LIMITED
MANAGEMENT’S DISCUSSION AND ANALYSIS (continued)
For the three and six months ended June 30, 2023 and 2022
•risks associated with information system security and maintaining complex information technology and operational technology system infrastructure, including system failures or risks of cyber-attacks or unauthorized access to corporate information technology and operational technology systems;
•the risk that the Company may not be able to execute plans for capital projects necessary to maintain the performance of the Company’s assets or to carry out projects in a timely manner or the risk of increased competition for the development of large transmission projects or legislative changes affecting the selection of transmitters;
•risks relating to an outbreak of infectious disease, including the COVID-19 pandemic (including a significant expansion in length or severity of the COVID-19 pandemic, including the spread of its variants, restricting or prohibiting the Company’s operations or significantly impacting the Company’s supply chain or workforce; severity of mitigation measures relating to the COVID-19 pandemic and delays in completion of and increases in costs of operating and capital projects; and the regulatory and accounting treatment of incremental costs and lost revenues of the Company related to the COVID-19 pandemic);
•the risk of labour disputes and inability to negotiate or renew appropriate collective agreements on acceptable terms consistent with the Company’s rate decisions;
•risks related to the Company’s work force demographic and its potential inability to attract and retain qualified personnel;
•the risk that the Company is not able to arrange sufficient cost-effective financing to repay maturing debt and to fund capital expenditures or the risk of a downgrade in the Company’s credit ratings;
•risks associated with fluctuations in interest rates and failure to manage exposure to credit and financial instrument risk;
•risks associated with economic uncertainty and financial market volatility;
•risks associated with asset condition, capital projects and innovation, including public opposition to or delays or denials of the requisite approvals and accommodations for the Company’s planned projects;
•the risk of failure to mitigate significant health and safety risks;
•the risk of not being able to recover the Company’s pension expenditures in future rates and uncertainty regarding the future regulatory treatment of pension, other post-employment benefits and post-retirement benefits costs;
•the impact of the ownership by the Province of lands underlying the Company’s transmission system;
•the risk associated with legal proceedings that could be costly, time-consuming or divert the attention of management and key personnel from the Company’s business operations;
•the impact if the Company does not have valid occupational rights on third-party owned or controlled lands and the risks associated with occupational rights of the Company that may be subject to expiry;
•risks relating to adverse reputational events or political actions;
•the potential that Hydro One may incur significant expenses to replace functions currently outsourced if agreements are terminated or expire before a new service provider is selected;
•risks relating to acquisitions, including the failure to realize the anticipated benefits of such transactions at all, or within the time periods anticipated, and unexpected costs incurred in relation thereto;
•the inability to continue to prepare financial statements using U.S. GAAP; and
•the risk related to the impact of any new accounting pronouncements.
Hydro One cautions the reader that the above list of factors is not exhaustive. Some of these and other factors are discussed in more detail in the section entitled “Risk Management and Risk Factors” in this MD&A.
In addition, Hydro One cautions the reader that information provided in this MD&A regarding the Company’s outlook on certain matters, including potential future investments, is provided in order to give context to the nature of some of the Company’s future plans and may not be appropriate for other purposes.
Additional information about Hydro One, including the Company’s Annual Information Form, is available on SEDAR+ at www.sedarplus.com, the US Securities and Exchange Commission’s EDGAR website at www.sec.gov/edgar.shtml, and the Company’s website at www.HydroOne.com/Investors.

20